Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES YEAR-END 2013
CONFERENCE CALL AND CELEBRATES NYSE LISTING
WITH MARKET OPEN EVENT

March 3, 2014 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) plans to report its fourth quarter and year-end 2013 financial and operating results and its year-end reserves via news release at or before approximately 6 a.m. MT (8 a.m. ET) on Wednesday, March 12, 2014. Crescent Point management will host a conference call at 9:00 a.m. MT (11:00 a.m. ET) on March 12, 2014, to discuss the results and outlook for the Company.

Participants can access the conference call by dialing 800-766-6630 or 416-340-8527. Alternatively, to listen to this event online, please enter http://www.gowebcasting.com/5268 in your web browser.

For those unable to participate in the conference call at the scheduled time, it will be archived for replay. You can access the replay by dialing 800-408-3053 or 905-694-9451 and entering the passcode 1168674. The replay will be available approximately one hour following completion of the call. The webcast will be archived on Crescent Point’s website at www.crescentpointenergy.com.

Crescent Point also announces that Scott Saxberg, president and CEO of the Company, will visit the New York Stock Exchange (“NYSE”) on Monday, March 24, to ring The Opening Bell® and celebrate its recent listing. Crescent Point’s shares began trading on the NYSE on January 22, 2014, under the ticker symbol “CPG”. To watch the bell-ringing event live, please visit http://new.livestream.com/NYSEeuronext at 7:26 a.m. MT (9:26 a.m. ET) on March 24.

Crescent Point is a conventional oil and gas producer with assets strategically focused in properties comprised of high-quality, long-life, operated light and medium oil and natural gas reserves in United States and Canada.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR FURTHER INFORMATION ON CRESCENT POINT ENERGY CORP. PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020	Toll free (US & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111-5th Avenue S.W.
Calgary, AB., T2P 3Y6